FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

11 August 2015

Notification of Transactions by Persons Discharging Managerial Responsibilities ("PDMRs") and Connected Persons

This announcement is made in accordance with DTR 3.1.2 R and 3.1.4 R(1)(a).

On 10 August, awards (the "Awards") of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC fixed pay allowance arrangements. Awards comprise part of the relevant employees' fixed remuneration for 2015. The awards were made in London and are based upon the closing Share price on the London Stock Exchange on 7 August of £5.8770.

Individual tax liabilities in respect of the vesting of the Awards were satisfied in cash. The number of Shares received by the Directors and other PDMRs named below is therefore net of tax.

The Awards vest in full on the date of grant. 20 per cent of the number of Shares issued on the vesting of each Award are subject to retention until March 2016, with the remaining 80 per cent subject to retention until March 2021.

Directors

Name	Number of Shares vested
Stuart Gulliver	39,773
Iain Mackay	22,226
Marc Moses	22,226

Other PDMRs

Name	Number of Shares vested
Samir Assaf	70,562
Peter Boyles	11,121
Patrick Burke	6,636
Simon Cooper	11,323
John Flint	16,985
Pierre Goad	9,358
Pam Kaur	5,240
Alan Keir	14,014
Stuart Levey	21,149
Andy Maguire	21,407
Peter Wong	59,535

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on +44 (0)20 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                  Date: 11 August 2015